UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Rosebud Nau, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 9

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 60,020,369 shares of Common Stock outstanding as of October 25, 2022, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Issuer with the SEC on November 3, 2022.

CUSIP No. 70432V102	Page 3 of 9

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,714,944 (1)
	8.	Shared Voting Power 3,683,805 (2)
	9.	Sole Dispositive Power 3,104,944
	10.	Shared Dispositive Power 3,683,805 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,398,749 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,610,000 unvested shares of restricted stock.
(2)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, Inc., (b) 56 shares of Common Stock owned by the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (c) 125 shares of Common Stock owned by the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (d) 125 shares of Common Stock owned by the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and (e) 12,500 shares of Common Stock owned by the Charis Michelle Linfante Living Trust.

(3)

Based on 60,020,369 shares of Common Stock outstanding as of October 25, 2022, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Issuer with the SEC on November 3, 2022.

CUSIP No. 70432V102	Page 4 of 9

1.	Names of Reporting Persons. Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 60,020,369 shares of Common Stock outstanding as of October 25, 2022, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Issuer with the SEC on November 3, 2022.

CUSIP No. 70432V102	Page 5 of 9

1.	Names of Reporting Persons. Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 125
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 60,020,369 shares of Common Stock outstanding as of October 25, 2022, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Issuer with the SEC on November 3, 2022.

CUSIP No. 70432V102	Page 6 of 9

1.	Names of Reporting Persons. Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 125
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 60,020,369 shares of Common Stock outstanding as of October 25, 2022, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Issuer with the SEC on November 3, 2022.

This Amendment No. 13 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Gift Transfer

On August 16, 2022, Mr. Richison gifted 12,500 shares of Common Stock to the Charis Michelle Linfante Living Trust (the “Spouse Trust”).”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On November 16, 2022, Mr. Richison entered into a Sales Plan (the “November 2022 10b5-1 Plan”) with J.P. Morgan Securities LLC (“JPMS”), pursuant to which JPMS is authorized to sell shares of Common Stock on behalf of Mr. Richison during the period beginning December 16, 2022 and ending November 2, 2023, subject to earlier termination in accordance with the terms of the November 2022 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the November 2022 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the November 2022 10b5-1 Plan. The November 2022 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the November 2022 10b5-1 Plan is qualified in its entirety by reference to the full text of the November 2022 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.9 and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of November 16, 2022, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares		Sole Voting Power		Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.1	% (1)	0		3,670,999		0	3,670,999
Chad Richison	8,398,749	(2)	14.0	% (1)	4,714,944	(3)	3,683,805	(4)	3,104,944	3,683,805	(4)
Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		Less than 0.1	% (1)	0		56		0	56
Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	125		Less than 0.1	% (1)	0		125		0	125
Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	125		Less than 0.1	% (1)	0		125		0	125

(1)

Based on 60,020,369 shares of Common Stock outstanding as of October 25, 2022, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Issuer with the SEC on November 3, 2022.

(2)

Consists of (a) 4,714,944 shares of Common Stock owned by Mr. Richison, including 1,610,000 unvested shares of restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 125 shares of Common Stock owned by the ALR Trust, (e) 125 shares of Common Stock owned by the IDR Trust, and (f) 12,500 shares of Common Stock owned by the Spouse Trust. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Trusts. The Spouse Trust is a revocable trust for the benefit of Mr. Richison’s spouse. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by the Spouse Trust.

(3)	Includes 1,610,000 unvested shares of restricted stock owned by Mr. Richison.
(4)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 125 shares of Common Stock owned by the ALR Trust, (d) 125 shares of Common Stock owned by the IDR Trust, and (e) 12,500 shares of Common Stock owned by the Spouse Trust.

(c) There were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.9*	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC.”

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2022

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

CHAD RICHISON

/s/ Chad Richison

ABRIE R. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

AVA L. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

IAN D. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee